September 29, 2020


Via Email

Garrett DeVries
Akin Gump Strauss Hauer Feld LLP
2300 N. Field Street, Suite 1800
Dallas, Texas 75201

       Re:     Transatlantic Petroleum Ltd.
               PREM14A filed September 22, 2020
               File No. 1-34574

               Schedule 13E-3 filed September 23, 2020
               Filed by TAT Holdco LLC, et al.
               File No. 5-79343

Dear Mr. DeVries:

         The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. We have limited our review of your proxy statement and
Schedule 13E-3 to
those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

Schedule 13E-3 filed September 23, 2020 - General

   1. Please supplementally explain why you have not included Jonathon T. Fite as a filer on the Schedule 13E-3. We note that Mr. Fite is a member of the current Board of Directors, a member of the Preferred Shareholder Group that entered into the agreement with the
      Company to approve this merger and formed Merger Sb, as well as a control person of filer KMF Investment Partners, LP. Provide the requested analysis or alternatively, add
 Garrett DeVries, Esq.
Akin Gump Strauss Hauer Feld LLP
September 29, 2020
Page 2

         Mr. Fite as a filer on the Schedule 13E-3 and ensure he provides (either in the proxy statement or otherwise) all of the disclosure required by the Schedule.

Preliminary Proxy Statement filed September 22, 2020

General

   2. Please fill in the blanks throughout the proxy statement, including as to the number and
      percentage of shares held by the Company   s executive officers and
directors.
      Information that is subject to change may be bracketed to highlight this fact.

   3. Briefly describe the second proposal to adjourn the special meeting, why you have included it and your recommendation on that proposal.

Summary Term Sheet     Vote Required, page 3

   4. Here and in the corresponding section on page 53, clarify what percentage of the required vote of common shareholders is assured by virtue of the shares held by participants in the transaction. In this regard, it is not clear whether the figures that appear in the beneficial ownership table later in the proxy statement reflect the common shares underlying the preferred shares those individuals hold.

Merger Consideration, page 4

   5. Where you discuss the merger consideration, including in this section, note that it represents a 62% discount to the trading price of the common shares on the last trading day before announcement of the merger.

Interests of the Company   s Directors and Executive Officers in the Merger,
page 10

   6. Quantify the percentage of shares of the surviving entity that each insider will own after the consummation of the merger. Make the same change in the corresponding section of the proxy statement that currently appears on page 44.

Appraisal Rights, page 11

   7. Clarify whether shareholders who do not vote by proxy or at the special meeting (versus those who vote against the merger) can exercise appraisal rights. Make the same revision in the corresponding section later in the proxy statement on page 60.

Who will own the Company after the merger?, page 16

   8. See our comment above. Identify by name the current executive officers and directors of the Company, their current positions, and their stake in the surviving entity after the merger.
 Garrett DeVries, Esq.
Akin Gump Strauss Hauer Feld LLP
September 29, 2020
Page 3


Special Factors     Background to the Merger, page 21

   9. Refer to the first paragraph in this section. Expand to describe the potential strategic
      alternatives    the Company explored but elected not to pursue in favor
of the merger.

   10. The disclosure on page 21 indicates that in April 2018, the Company received several
       proposals to acquire    certain of the Company   s assets,    including
an offer to acquire the
       entire Company from Mr. Mitchell, subject to obtaining financing. It appears that Mr.
       Mitchell and his affiliates filed a Schedule 13D/A on December 6, 2017 and next amended that Schedule on August 20, 2018. Supplementally explain why Mr. Mitchell apparently did not amend his Schedule 13D to reflect the fact that he had made a proposal to acquire the Company until the amendment filed on August 20, 2018, despite that it appears the proposal was made in April 2018.

   11. Summarize the material terms of the April 2018 proposal to acquire the Company by Mr.
       Mitchell and his affiliates.

   12. Revise to expand the explanation of why the Company elected not to pursue any of the
       third-party proposals received in 2018 (other than Mr. Mitchell   s for
which you state he
       could not obtain financing). Be specific about the terms of the rejected proposals and the
          adverse tax consequences    you cite as the reasons for rejection of
those alternatives.

   13. Refer to the disclosure on page 21. Explain when and how the Board apparently reversed
       its decision in November 2018 that    continuing to explore and develop
the Company   s
       drilling inventory was the best opportunity to maximize shareholder value.

   14. Explain the Company   s decision not to solicit alternative third-party
proposals in
       December 2019, when it received another proposal from Mr. Mitchell. We note the disclosure that the auction process in 2018 did not yield an acceptable proposal, but that occurred more than a year before.

   15. For each of the prior proposals made by Mr. Mitchell and his affiliates, provide a per share valuation based on the number of shares outstanding when the proposal was made
       (versus the potential for dilution based on issuance of new common shares as dividends
       on the Company   s preferred shares).

   16. Refer to page 23. Briefly describe the reimbursement agreements proposed by the
       Company during the negotiations with Mr. Mitchell and his affiliates.

   17. Refer to the disclosure at the bottom of page 25. Summarize the measures the parties agreed to in order to address the potential conflict of interest of Mr. Mitchell as CEO and owner of the lender to the Company.
 Garrett DeVries, Esq.
Akin Gump Strauss Hauer Feld LLP
September 29, 2020
Page 4

Reasons for the Merger; Recommendation of the Special Committee   , page 28

   18. The Instruction to Item 1014 of Reg. M-A sets forth some factors that are generally relevant to fairness. To the extent any one of such factors was not considered by a filing party or was given little weight, this may be an important part of the
filer   s fairness
       analysis that should be explained for shareholders. Please expand this section to discuss how each factor listed in the Instruction was considered by the Company, or was not considered, and why. We note that you have not addressed most of the factors, including liquidation value, net book value or going concern value and you have not explained how you analyzed the 62% discount to recent trading prices reflected in the merger consideration.

   19. Explain how the filing persons analyzed each factor listed. For example, refer to the last bullet point on page 28. It is not clear how you analyzed the factors that you believe
       distort the market value of the Company   s common stock, such as
limited equity
       coverage, particularly since the shares trade so much higher than what shareholders will receive in the merger. Please expand to explain.

   20. State why the merger is procedurally fair to unaffiliated shareholders in the absence of the safeguards set forth in Item 1014(c)-(e) of Reg. M-A. Provide the same disclosure for the Acquiring Group and their fairness determination below.

Opinion of Seaport Guardian Energy LLC, page 32

   21. Refer to the second paragraph in this section on page 32 where you state that the fairness
       opinion addresses only the    fairness, from a financial point of view,
to the holders of
       common shares as it relates to the merger consideration to be received by such
       shareholders in the merger       However, in the last paragraph on page
23, you state that
       pursuant to its engagement letter, Seaport agreed to assist the Special Committee in its evaluation of corporate and balance sheet related shareholder value enhancing
       alternatives    including, without limitation, providing the Special
Committee with a
       preliminary estimated valuation of the Company and its assets as a going
concern.    This
       aspect of the analysis must be described in considerable detail. See
Item 1015(a) of
       Regulation M-A.

   22. Significantly expand the summary of each of the preliminary discussion materials referenced on page 36 and filed as exhibits to the Schedule 13E-3, consistent with the requirements of Item 1015(a) of Regulation M-A. To the extent that one or more of the presentations and presentation materials are the same as other presentations you have already described in revised disclosure, provide a summary of the material differences.

Certain Unaudited Prospective Financial Information Concerning the Company, page 36

   23. Summarize the material assumptions and limitations on the projections disclosed.
 Garrett DeVries, Esq.
Akin Gump Strauss Hauer Feld LLP
September 29, 2020
Page 5

Position of the Acquiring Group as to the Fairness of the Merger, page 38

   24. See our comment above. Discuss how the Acquiring Group analyzed the fairness of the merger consideration in relation to the recent trading price for the
Company   s shares,
       given that the shares traded at a price 62% higher than the merger consideration as recently as last month.
       See the Instruction to Item 1014 of Reg. M-A.

   25. The Instruction to Item 1014 of Reg. M-A generally sets forth some factors that are generally relevant to fairness. To the extent any one of such factors was not considered by a filing party or was given little weight, this may be an important
part of the filer   s
       fairness analysis that should be explained for shareholders. Please expand this section to discuss how each factor listed in the Instruction was considered by the Acquiring Group, or was not considered, and why.

   26. At the top of page 40 where you note that the transaction was structured to require informed consent by 75% of the shareholders who vote, disclose what percentage of unaffiliated shareholders must approve the merger, given the extensive insider holdings in this Company.

   27. In the last paragraph in this section on page 40, remove the qualifier about including all of the material factors considered by the Acquiring Group. The Acquiring Group is responsible for providing this information.

Purposes and Reasons of Acquiring Group for the Merger, page 40

   28. State the reasons for the timing of the merger from the perspective of the Acquiring
       Group. See Item 1013(c) of Regulation M-A.

   29. Refer to the disclosure on page 41 that before submitting the transaction proposal, the
       Acquiring Group    reviewed strategic alternatives that could be
considered to potentially
       improve the financial performance and shareholder value of the Company. List the alternatives considered and explain why each was not pursued. See Item 1013(b) of Reg.
       M-A.

Interest of Directors and Executive Officers in the Merger, page 44

   30. Clarify whether Mr. Mitchell, whether directly or through affiliated entities, also has made loans to the Company.

   31. Quantify the fees paid to the Riata Entities controlled by Mr. Mitchell during the last year, to allow shareholders to understand the extent of these related party transactions.
 Garrett DeVries, Esq.
Akin Gump Strauss Hauer Feld LLP
September 29, 2020
Page 6

Opinion of Seaport     Annex C

      32. We refer to the following language in the first sentence of the last paragraph of the
          fairness opinion included as Annex C to the proxy statement:    This
Opinion may not be
          used or relied upon by any person other than the Board or the
Committee    Please delete
          this language in the proxy statement and the attachment. Alternatively, revise to disclose
          the legal basis for Seaport   s and the Company   s belief that
security holders cannot rely on
          the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, disclose that this issue will be resolved by a court, resolution of this issue will have no effect on rights and responsibilities of the
          Company under state law, and the availability of the defense will have no effect on the rights and responsibilities of either Seaport or the Company under the federal securities laws.

       We remind you that the company and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

         Please contact me at 202-551-3263 with any questions.

                                                               Sincerely,

                                                               /s/ Christina
Chalk

                                                               Christina Chalk
                                                               Senior Special
Counsel
                                                               Office of
Mergers & Acquisitions



cc:      Robert Sarfatis, Esq.
         Foley & Lardner LLP
         (Via email)